July 22, 2010

Lyn Shenk

Patrick Kuhn

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SkyWest, Inc.
File No. 000-14719
Form 10-K: For the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
Response to Staff Letter Dated June 9, 2010

Dear Messrs. Shenk and Kuhn:

We have reviewed the comments set forth in your letter dated July 8, 2010, regarding the Annual Report on Form 10-K and definitive proxy statement of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 23

1.     We note that in response to our prior comment 7 you state that you will review our prior comment 7 with the Compensation Committee of your Board and address the issues raised in the proxy statement which you intend to file in connection with your 2011 Annual Meeting of Shareholders.  Please confirm to us that in future filings you will include quantitative disclosure regarding the targets actually reached, including annual net income goals, individual business development goals and the return on shareholder equity or, to the extent you believe that disclosure of such targets is not required, you will provide us with a detailed explanation for such conclusion.

RESPONSE:

In future applicable filings, we will provide quantitative disclosure regarding the targets actually reached (annual net income goals, individual business development goals, and return on shareholder equity, as applicable) for the purpose of determining the elements of our executive compensation during such year.

By this letter, we also acknowledge that:

(i)            SkyWest is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)           staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)          SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (435) 634-3211 or Brian Lloyd, our outside counsel, at (801) 257-7964.

Very truly yours,

/s/ Bradford R. Rich
Bradford R. Rich
Executive Vice President
and Chief Financial Officer

cc: J. Ralph Atkin

Chair, Audit & Finance Committee